
华业集团有限公司
UOL GROUP LIMITED COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822



2 June 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

Dear Sirs United Overseas Land

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 2 June 2006 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/pc

dlw 6/19



华业集团有限公司
UOL GROUP LIMITED COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

2 June 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 2 June 2006 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/pc

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ____________________

NAME: ____________________

DATE: ____________________

 **UOL GROUP LIMITED** Company Registration No. 196300438C

INCREASE OF SHAREHOLDING INTEREST IN ASSOCIATED COMPANY

Further to the announcement made by UOL Group Limited ("**UOL**" or the "**Company**") on 11 March 2006, the Company wishes to advise that it has exercised the call option under its joint venture agreement with Overseas Union Enterprise Limited dated 11 March 2006. Pursuant to its exercise of the call option, the Company had subscribed for additional 32,850,000 ordinary shares in its associated company, Clifford Development Pte Ltd ("**Clifford**") in cash for S$32,850,000. It has also granted a further shareholders' loan of S$3,650,000 to Clifford in accordance with the terms of the joint venture agreement.

Following the issue and subscription of shares, the Company's shareholding interest in Clifford will increase from 33.33% to 50%.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 02/06/2006 to the SGX